UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 333-259881

KANDI TECHNOLOGIES GROUP, INC
(Translation of registrant’s name into English)

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People’s Republic of China, 321016
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Share Purchase Agreement in Relation to Acquisition of Rawrr Inc.

On December 5, 2025, Kandi Technologies Group, Inc. (“Kandi” or the “Company”) entered into a share transfer agreement (the “Share Transfer Agreement”) with shareholders (“Sellers”) of Rawrr Inc. (the “Target Company”), a California corporation.

Pursuant to the Share Transfer Agreement, the Sellers conditionally agreed to sell, and the Company conditionally agreed to acquire the entire issued share capital of the Target Company (the “Acquisition”), at a consideration of US$23.9 million, which is the fair value of the Target Company as valuated by an independent third party, payable in form of ordinary shares, par value $0.001 per share, of the Company (the “Ordinary Shares”). The Company expects to issue 17.7 million Ordinary Shares, at a price of $1.35 per share, which is the average closing prices of Ordinary Shares on Nasdaq Stock Market during the ten (10) trading day period immediately preceding the agreed reference date, September 24, 2025. Kenny Hu, director and Chairman of the board of Rawrr, is son of Xiaoming Hu, a director of the Company and beneficial owner of 14,426,481 Ordinary Shares of the Company. Each of the audit committee of the Company and the board of directors have assessed and approved the Acquisition.

The closing of the Acquisition is subject to certain conditions. Upon closing, the Target Company will become a subsidiary of the Company and its financial statements will be consolidated into the financial statements of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2025	Kandi Technologies Group, Inc.

	By:	/s/ Feng Chen
	Name:	Feng Chen
	Title:	Chief Executive Officer

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